STATEMENT OF INVESTMENTS

Dreyfus Basic California Municipal Money Market Fund

March 31, 2007 (Unaudited)

Short-Term Investments--98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--83.0%				
ABAG Finance Authority for				
Non-Profit Corporations,				
Revenue (Grauer Foundation for				
Education Project) (LOC;				
Comerica Bank)	3.67	4/7/07	4,000,000 a	4,000,000
ABN AMRO Munitops Certificates				
Trust (University of				
California Regents, Medical				
Center Pooled Revenue)				
(Insured; MBIA and Liquidity				
Facility; ABN-AMRO)	3.68	4/7/07	4,000,000 a,b	4,000,000
Bakersfield,				
COP, Refunding (Convention				
Center-Arena Projects)				
(Insured; AMBAC)	4.00	4/1/07	250,000	250,000
California,				
GO Notes	6.75	4/1/07	300,000	300,000
California,				
GO Notes	5.50	10/1/07	100,000	100,951
California,				
GO Notes	6.30	10/1/07	125,000	126,697
California,				
GO Notes, Refunding	5.00	10/1/07	400,000	402,925
California,				
RAN	4.50	6/29/07	350,000	350,777
California,				
Veterans GO Notes	4.65	12/1/07	100,000	100,671
California Community College				
Financing Authority, GO Notes,				
TRAN (Insured; FSA)	4.50	6/29/07	150,000	150,278
California Department of Water				
Resources, Power Supply				
Revenue (Insured; MBIA)	5.25	5/1/07	725,000	725,961
California Department of Water				
Resources, Power Supply				
Revenue (LOC: California State				
Teachers Retirement System and				
The Bank of New York)	3.68	4/1/07	8,800,000 a	8,800,000
California Health Facilities				
Financing Authority, Revenue,				
CP (Kaiser Permanente)	3.58	5/23/07	2,500,000	2,500,000
California Infrastructure and				
Economic Development Bank, IDR				
(Starter and Alternator				
Exchange, Inc. Project) (LOC;				
California State Teachers				

Retirement System)	3.76	4/7/07	1,100,000 a	1,100,000
California Infrastucture and Economic Development Bank, Industrial Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.70	4/7/07	1,500,000 a	1,500,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Incorporated Project) (LOC; Bank of The West)	3.72	4/7/07	1,000,000 a	1,000,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.69	4/1/07	3,300,000 a	3,300,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	3.74	4/7/07	3,910,000 a	3,910,000
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.75	4/7/07	400,000 a,b	400,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.74	4/7/07	2,460,000 a,b	2,460,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.52	5/1/07	5,600,000	5,600,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.73	4/1/07	3,800,000 a	3,800,000
California Statewide Communities Development Authority, TRAN (Pooled Local Agencies)	4.50	6/29/07	240,000	240,502
California Statewide Communities Development Authority, TRAN (San Bernardino County)	4.50	6/29/07	100,000	100,221
Conejo Valley Unified School District, GO Notes, TRAN	4.25	6/29/07	1,090,000	1,091,375
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC;				

IXIS Corporate and Investment Bank)	3.75	4/7/07	3,920,585 a,b	3,920,585
Grossmont Union High School District, GO Notes (Insured; MBIA)	4.00	8/1/07	750,000	751,166
Hughson Unified School District, GO Notes (Insured; FSA)	10.00	8/1/07	120,000	122,437
Long Beach, Harbor Revenue	5.50	5/15/07	420,000	420,889
Long Beach, Harbor Revenue, Refunding (Insured; MBIA)	5.00	5/15/07	120,000	120,154
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.58	4/7/07	2,935,000 a	2,935,000
Los Angeles County, GO Notes, TRAN	4.50	6/29/07	4,100,000	4,107,750
Los Angeles County Metropolitan Transportation Authority, Proposition C Sales Tax Revenue (Insured; AMBAC)	5.90	7/1/07	650,000	653,750
Los Angeles County Metropolitan Transportation Authority, Proposition C Sales Tax Revenue (Insured; MBIA)	5.00	7/1/07	100,000	100,350
Los Angeles County Metropolitan Transportation Authority, Proposition C Sales Tax Revenue, Refunding (Insured; MBIA)	5.00	7/1/07	280,000	281,004
Los Angeles County Schools Pooled Financing Program, Pooled TRANS Participation Certificates (Los Angeles County School and Community College Districts) (Insured; FSA)	4.50	6/29/07	150,000	150,314
Los Angeles Department of Airports, Revenue, Refunding (Ontario International Airport) (Insured; MBIA)	4.50	5/15/07	1,000,000	1,001,183
Los Angeles Department of Water and Power, Power System Revenue	4.50	7/1/07	145,000	145,338
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) (LOC; Comerica Bank)	3.72	4/7/07	2,050,000 a	2,050,000
Los Angeles Municipal Improvement Corporation, LR, CP (Liquidity Facility; Bank of America)	3.62	8/1/07	1,000,000	1,000,000
Los Angeles Unified School District, GO Notes (Insured;				

MBIA)	5.00	7/1/07	100,000	100,329
Madera Irrigation Financing Authority, Water Revenue (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.69	4/1/07	270,000 a	270,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.69	4/1/07	250,000 a	250,000
Menlo Park City School District, GO Notes (Insured; FSA)	12.00	7/1/07	200,000	204,162
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.69	4/1/07	1,400,000 a	1,400,000
New Haven Unified School District, GO Notes, Refunding (Insured; FSA)	12.00	8/1/07	350,000	359,711
Orange County, Airport Revenue, Refunding (Insured; MBIA)	6.00	7/1/07	100,000	100,520
Orange County, Recovery COP (Insured; MBIA)	6.00	7/1/07	100,000	100,597
Oxnard Financing Authority, Solid Waste Revenue, Refunding (Insured; AMBAC)	4.00	5/1/07	600,000	600,080
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.69	4/1/07	5,000,000 a	5,000,000
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Los Medanos Community Development Project) (Insured; AMBAC)	4.00	9/1/07	535,000	536,046
Redlands Financing Authority, Water Revenue, Refunding (Insured; FSA)	4.40	9/1/07	115,000	115,399
Riverside County Transportation Commission, Sales Tax Revenue (Insured; AMBAC)	5.25	6/1/07	125,000	125,347
Riverside County Transportation Commission, Sales Tax Revenue (Insured; AMBAC)	5.75	6/1/07	175,000	175,600

Sacramento County,				
GO Notes, TRAN	4.50	7/17/07	130,000	130,290
Salinas Valley Solid Waste				
Authority, Revenue (Insured;				
AMBAC)	5.00	8/1/07	535,000	537,434
San Diego County Regional				
Transportation Commission,				
Second Senior Sales Tax				
Revenue, Refunding (Insured;				
FGIC)	5.25	4/1/07	100,000	100,000
San Diego County Water Authority,				
CP (Liquidity Facility; Dexia				
Credit Locale)	3.58	5/9/07	1,000,000	1,000,000
San Francisco City and County				
Airport Commission, San				
Francisco International				
Airport Second Series Revenue,				
Refunding (Issue 20) (Insured;				
MBIA)	5.00	5/1/07	200,000	200,238
San Francisco City and County				
Airport Commission, San				
Francisco International				
Airport Second Series Revenue,				
Refunding (Issue 27B)				
(Insured; FGIC)	4.00	5/1/07	210,000	210,049
San Ysidro School District,				
COP (School Facilities				
Project) (Insured; MBIA)	4.05	9/1/07	100,000	100,203
Santa Ana Financing Authority,				
LR, Refunding (Police				
Administration and Holding				
Facility) (Insured; MBIA)	4.00	7/1/07	940,000	941,106
Santa Clara County Financing				
Authority, LR (Multiple				
Facilities Projects) (Insured;				
AMBAC)	5.50	5/15/07	150,000	150,347
South Coast Local Education				
Agencies, TRAN (Pooled Tax and				
Revenue Anticipation Note				
Program)	4.50	6/29/07	1,220,000	1,222,607
South Orange County Public				
Financing Authority, Special				
Tax Revenue (Foothill Area)				
(Insured; FGIC)	7.50	8/15/07	300,000	304,319
Stockton,				
Health Facility Revenue				
(Dameron Hospital Association)				
(LOC; U.S. Bank NA)	3.69	4/1/07	100,000 a	100,000
Stockton Community Facilities				
District, Special Tax Revenue				
(Arch Road East Community				
Facilities District Number				
99-02) (LOC; Wells Fargo Bank)	3.58	4/7/07	2,335,000 a	2,335,000
Turlock Irrigation District,				

CP (LOC; Citibank NA)	3.53	5/10/07	3,000,000	3,000,000
University of California, Revenue, CP	3.58	5/9/07	1,500,000	1,500,000
University of California Regents, General Revenue (Insured; AMBAC)	5.00	5/15/07	405,000	405,650
West Covina Public Financing Authority, LR, Refunding (Public Facilities Project) (LOC; California State Teachers Retirement System)	3.61	4/7/07	2,695,000 a	2,695,000

U.S. Related--15.5%

Guam, Limited Obligation Section 30 Revenue (Insured; FSA)	3.70	12/1/07	100,000	100,029
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.71	4/7/07	6,500,000 a,b	6,500,000
Puerto Rico Aqueduct and Sewer Authority, Revenue, Refunding (Insured; MBIA)	6.00	7/1/07	165,000	166,017
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	6.50	7/1/07	175,000	176,282
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/07	260,000	260,937
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilboa Vizcaya, Banco Santander, Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale and Fortis Bank)	4.50	7/30/07	5,700,000	5,718,199
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/07	100,000	100,343
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.20	7/1/07	140,000	140,554
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	4.50	7/1/07	350,000	350,852
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	5.25	7/1/07	100,000	100,391
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	5.50	7/1/07	125,000	125,587
Puerto Rico Electric Power Authority, Power Revenue,				

Refunding (Insured; MBIA)	7.00	7/1/07	1,000,000	1,007,979
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	7.00	7/1/07	150,000	151,266
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/07	140,000	140,915
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; AMBAC)	4.30	7/1/07	375,000	375,000
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; AMBAC)	4.30	7/1/07	50,000	50,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Authority, Higher Education Revenue (Inter American University of Puerto Rico Project) (Insured; MBIA)	5.00	10/1/07	100,000	100,672
Puerto Rico Municipal Finance Agency, GO Notes (Insured; FSA)	4.00	8/1/07	435,000	435,633
Puerto Rico Municipal Finance Agency, GO Notes (Insured; FSA)	5.50	8/1/07	150,000	150,958
Puerto Rico Municipal Finance Agency, GO Notes, Refunding	5.50	8/1/07	300,000	301,835
Puerto Rico Public Finance Corporation, Revenue (Commonwealth Appropriation) (Insured; AMBAC)	5.00	6/1/07	100,000	100,221
Total Investments (cost $104,893,982)			**98.5%**	**104,893,982**
Cash and Receivables (Net)			**1.5%**	**1,563,513**
Net Assets			**100.0%**	**106,457,495**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $17,280,585 or 16.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement

CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic Massachusetts Municipal Money Market Fund

March 31, 2007 (Unaudited)

Short-Term Investments--100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
ABN AMRO Munitops Certificates Trust (Massachusetts Water Resources Authority) (Insured; FSA and Liquidity Facility; ABN-AMRO)	3.69	4/7/07	5,845,000 a	5,845,000
Ayer, GO Notes, BAN	4.50	6/1/07	1,150,600	1,152,119
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.62	4/7/07	4,240,000 a	4,240,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.62	4/7/07	6,000,000 a	6,000,000
Braintree, GO Notes, BAN	4.00	11/14/07	4,500,000	4,513,517
Canton Housing Authority, MFHR, Refunding (Canton Arboretum Apartments) (Insured; FNMA)	3.70	4/7/07	6,665,000 a	6,665,000
Eclipse Funding Trust, Revenue (Massachusetts Water Resources Authority) (Insured; MBIA and Liquidity Facility; U.S. Bank)	3.67	4/7/07	6,000,000 a	6,000,000
Marblehead, GO Notes, BAN	4.25	8/17/07	2,226,500	2,231,776
Massachusetts, (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.68	4/7/07	4,000,000 a	4,000,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.80	4/1/07	1,500,000 a	1,500,000
Massachusetts, GO, Refunding (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.70	4/7/07	2,850,000 a	2,850,000
Massachusetts Bay Transportation Authority, General Transportation Systems, GO				

Notes (Liquidity Facility; Westdeutsche Landesbank)	3.62	4/7/07	3,500,000 a	3,500,000
Massachusetts Development Finance Agency, Revenue (Boston Children's Museum Issue) (LOC; Royal Bank of Scotland)	3.62	4/7/07	2,250,000 a	2,250,000
Massachusetts Development Finance Agency, Revenue (Brandon Residential Treatment Center, Inc. Project) (LOC; SunTrust Bank)	3.65	4/7/07	1,775,000 a	1,775,000
Massachusetts Development Finance Agency, Revenue (Checon Corporation Issue) (LOC; Bank of America)	3.68	4/7/07	3,475,000 a	3,475,000
Massachusetts Development Finance Agency, Revenue (Dexter School Project) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.68	4/7/07	1,000,000 a	1,000,000
Massachusetts Development Finance Agency, Revenue (Harvard University Issue)	3.57	4/1/07	2,900,000 a	2,900,000
Massachusetts Development Finance Agency, Revenue (Holy Cross College Issue) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.68	4/7/07	1,600,000 a,b	1,600,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	3.65	4/7/07	1,370,000 a	1,370,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.65	4/7/07	4,545,000 a	4,545,000
Massachusetts Development Finance Agency, Revenue (Worcester Academy Issue) (LOC; Allied Irish Banks)	3.68	4/7/07	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Youth Opportunities Upheld Inc. Issue) (LOC; PNC Bank)	3.63	4/7/07	3,870,000 a	3,870,000
Massachusetts Health and Educational Facilities Authority, Revenue (Amherst College Issue)	3.60	1/10/08	3,000,000	3,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	3.73	4/1/07	1,500,000 a	1,500,000

Massachusetts Health and Educational Facilities Authority, Revenue (Emmanuel College Issue) (LOC: Allied Irish Banks and State Street Bank and Trust Co.)	3.67	4/7/07	9,450,000 a	9,450,000
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	3.55	4/7/07	5,000,000 a	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (LOC; Citibank NA)	3.65	4/7/07	6,000,000 a	6,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Peabody Essex Museum Issue) (LOC; Royal Bank of Scotland)	3.62	4/7/07	4,200,000 a	4,200,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.68	4/7/07	4,500,000 a	4,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (University of Massachusetts Issue) (LOC; Dexia Credit Locale)	3.60	4/7/07	1,500,000 a	1,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	3.65	4/7/07	4,675,000 a	4,675,000
Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue)	3.60	4/7/07	3,500,000 a	3,500,000
Massachusetts Industrial Finance Agency, First Mortgage Revenue (Orchard Cove Inc.) (LOC; Bank of America)	3.65	4/7/07	1,600,000 a	1,600,000
Massachusetts School Building Authority, Dedicated Sales Tax Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.68	4/7/07	3,500,000 a,b	3,500,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.57	4/7/07	2,165,000 a	2,165,000

Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.65	4/7/07	3,700,000 a	3,700,000
Massachussetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.65	4/7/07	2,600,000 a	2,600,000
Northborough-Southborough Regional School District, GO Notes, BAN	4.00	10/25/07	2,500,000	2,506,565
Raynham, GO Notes, BAN	4.35	8/24/07	1,900,000	1,905,827

Total Investments (cost $135,584,804)	**100.4%**	**135,584,804**
Liabilities, Less Cash and Receivables	**(.4%)**	**(540,138)**
Net Assets	**100.0%**	**135,044,666**

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $5,100,000 or 3.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board

IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic New York Municipal Money Market Fund

March 31, 2007 (Unaudited)

Short-Term Investments--99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--95.5%				
ABN AMRO Munitops Certificate Trust (Cornell University) (Liquidity Facility; ABN-AMRO)	3.68	4/7/07	6,710,000 a,b	6,710,000
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) (LOC; Citizens Bank of Massachusetts)	3.69	4/7/07	1,600,000 a	1,600,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	3.68	4/7/07	3,700,000 a	3,700,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Citizens Bank of Rhode Island)	3.65	4/7/07	5,855,000 a	5,855,000
Albany Industrial Development Agency, Civic Facility Revenue (Corning Preserve/Hudson Riverfront Development Project) (LOC; Key Bank)	3.68	4/7/07	1,360,000 a	1,360,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.68	4/7/07	3,970,000 a	3,970,000
Auburn Industrial Development Authority, IDR (Fat Tire LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.80	4/7/07	1,215,000 a	1,215,000
Brewster, GO Notes, BAN	4.80	5/18/07	2,700,000	2,702,201
Broome County Industrial Development Agency, IDR (Parlor City Paper Box Company, Inc. Facility) (LOC; The Bank of New York)	3.73	4/7/07	3,060,000 a	3,060,000
Burnt Hills-Ballston Lake Central School District, GO Notes, TAN	4.50	7/6/07	1,500,000	1,502,461
Chautauqua County, GO Notes, TAN	4.00	12/21/07	1,170,000	1,173,278
Cohoes Industrial Development				

Agency, Civic Facility Revenue (Columbia Crest Senior Housing Project) (LOC; Key Bank)	3.68	4/7/07	4,980,000 a	4,980,000
Colonie,				
GO Notes, BAN	4.25	4/5/07	2,000,000	2,000,108
East Syracuse-Minoa Central School				
District, GO Notes, BAN	4.65	7/20/07	1,220,000	1,222,819
Erie County Industrial Development Agency, Civic Facility Revenue (Every Person Influences Children, Inc. Project) (LOC; Fifth Third Bank)	3.66	4/7/07	1,265,000 a	1,265,000
Lancaster Industrial Development Agency, IDR (Jiffy-Tite Company, Inc. Project) (LOC; Key Bank)	3.80	4/7/07	1,115,000 a	1,115,000
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	4/1/07	235,000	235,000
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.65	4/7/07	10,400,000 a	10,400,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.70	4/7/07	6,795,000 a,b	6,795,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.68	4/7/07	5,660,000 a,b	5,660,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.65	7/10/07	6,500,000	6,500,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.70	4/7/07	2,500,000 a	2,500,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.70	4/7/07	5,345,000 a	5,345,000
Nassau County,				
GO Notes, TAN	4.25	9/30/07	5,000,000	5,017,641
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comerica Bank)	3.67	4/7/07	11,730,000 a	11,730,000

New York City (Putters Program) (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.69	4/7/07	2,100,000 a,b	2,100,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.68	7/12/07	4,500,000	4,500,000
New York City, GO Notes	5.00	8/1/07	3,000,000	3,013,700
New York City, GO Notes	5.00	8/1/07	3,835,000	3,852,642
New York City, GO Notes	5.25	8/1/07	400,000	402,038
New York City, GO Notes	5.63	8/1/07	3,000,000	3,019,296
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (West 89th Street Development) (Insured; FNMA)	3.67	4/7/07	13,000,000 a	13,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Bank)	3.67	4/7/07	5,250,000 a	5,250,000
New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture Fieldston School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.64	4/7/07	8,335,000 a	8,335,000
New York City Industrial Development Agency, Civic Facility Revenue (Hewitt School Project) (LOC; Allied Irish Bank)	3.67	4/7/07	1,570,000 a	1,570,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.67	4/7/07	4,300,000 a	4,300,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.70	4/7/07	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Bank)	3.67	4/7/07	4,000,000 a	4,000,000

New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.70	4/7/07	18,080,000 a,b	18,080,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.69	4/7/07	4,500,000 a	4,500,000
New York State Energy Research and Development Authority, Revenue (Consolidated Edison Company of New York, Inc. Project) (LOC; Citibank NA)	3.67	4/7/07	9,700,000 a	9,700,000
New York State Housing Finance Agency, Housing Revenue (250 West 93rd Street) (LOC; Bank of America)	3.69	4/7/07	6,900,000 a	6,900,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.68	4/7/07	2,300,000 a	2,300,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.69	4/7/07	4,700,000 a	4,700,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.66	4/7/07	9,400,000 a	9,400,000
New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC)	5.00	4/1/07	135,000	135,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Contract Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.70	4/7/07	7,375,000 a,b	7,375,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.68	4/7/07	10,730,000 a	10,730,000
Newburgh Industrial Development Agency, MFHR (Belvedere Housing Project) (Liquidity Facility; Merrill Lynch)	3.76	4/7/07	3,090,000 a,b	3,090,000
Olean, GO Notes, RAN	4.50	8/30/07	1,300,000	1,303,646
Onondaga County Industrial Development Agency, Civic				

Facility Revenue (Onondaga Community College Housing Development Corporation Project) (LOC; Citizens Bank of Massachusetts)	3.65	4/7/07	3,825,000 a	3,825,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.66	4/7/07	1,365,000 a	1,365,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	5,400,000	5,408,115
Pearl River Union Free School District, GO Notes, TAN	4.50	6/28/07	2,300,000	2,303,359
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	5/4/07	2,500,000	2,500,000
Putnam County, GO Notes, TAN	4.00	11/15/07	2,800,000	2,806,787
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.70	4/7/07	8,025,000 a	8,025,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	3.68	4/7/07	2,000,000 a	2,000,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.68	4/7/07	10,910,000 a	10,910,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	3,000,000	3,000,000
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,000,000	1,003,464
Syracuse Industrial Development Agency, Civic Facility Revenue, Refunding (Crouse Health Hospital, Inc. Project) (LOC; M&T Bank)	3.70	4/7/07	4,000,000 a	4,000,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/07	1,305,000	1,307,871
Tompkins-Seneca-Tioga Board of Cooperative Educational Services Sole Supervisory				

District, RAN	4.25	6/29/07	1,925,000	1,927,345
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.71	4/7/07	4,750,000 a,b	4,750,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Banksville Independent Fire Company, Inc. Civic Facility) (LOC; The Bank of New York)	3.69	4/7/07	900,000 a	900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.67	4/7/07	3,100,000 a	3,100,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	3.68	4/7/07	6,800,000 a	6,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.70	4/7/07	8,030,000 a,b	8,030,000
U.S. Related--3.8%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.71	4/7/07	7,900,000 a,b	7,900,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.70	4/7/07	4,400,000 a	4,400,000
Total Investments (cost $320,431,771)			**99.3%**	**320,431,771**
Cash and Receivables (Net)			**.7%**	**2,250,765**
Net Assets			**100.0%**	**322,682,536**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $70,490,000 or 21.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance